SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 03/05 - 05/02/2005

Power market at Copel’s concession area grows 2.4% in the first quarter of 2005

Power consumption market in Copel’s concession area grew by 2.4% between January and March 2005.

Residential, commercial and rural consumption grew by 3.4%, 5.7% and 4.1%, respectively.

The consumption growth of the commercial segment in 1Q05 remained at 2004 levels. Such performance is a result of the increased credit offer that led a pick up in the economy and resulted in a greater number of new connections compared to the last 5 years.

The good performance of the rural segment is mainly due to the increase in the export of agricultural and agribusiness products, that resulted in higher income for rural producers and, consequently, purchase of electronic products.

Residential performance is a result of the 2.9% increase in the number of consumers, as well as the increase in the average consumption in the period (0.4% above the number recorded in the same period of 2004).

Industrial consumption, excluding unregulated (“free”) consumers, was stable this quarter.

The drop at unregulated (“free”) consumers is due to the ending of the Distribution agreements with consumers outside the concession area.

Direct Distribution
Segment			In GWh

	1Q04	1Q05	Change
Residential	1,122	1,160	3.4%
Industrial	1,727	1,727	0.0%
Commercial	777	821	5.7%
Rural	349	363	4.1%
Other	422	432	2.2%
Sub-total	4,397	4,503	2.4%
Free costumers outside Paraná State	315	112	(64.4%)
Total	4,712	4,615	(2.1%)

Sincerely,

Rubens Ghilardi
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.